                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 23, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

FOR IMMEDIATE RELEASE

CONTACTS:


MERANT
Gary Greenfield
President & Chief Executive Officer
1-301-838-5223
Gary.Greenfield@merant.com

Ken Sexton
Chief Financial Officer
1-301-838-5210
Ken.Sexton@merant.com

FINANCIAL DYNAMICS
Giles Sanderson/Edward Bridges
United Kingdom
44-171-831-3113
giless@findyn.co.uk
edwardb@findyn.co.uk

VMW, INC.
Sylvia Dresner/Vicki Weiner
United States
1-212-616-6161
vmwinc@banet.net


    MERANT'S THIRD QUARTER RESULTS SHOW MAJOR IMPROVEMENT OVER SECOND QUARTER
         Operational Improvements and Strategic Focus Combine for Growth

NEWBURY, England and MOUNTAIN VIEW, CA -- February 23, 1999 -- MERANT plc (London Stock Exchange: MRN; Nasdaq: MRNT), a leader in Enterprise Application Development solutions, today reported results for the third fiscal quarter ended January 31, 1999. Third quarter revenues were $95.7 million, compared to revenues of $100.9 million in last year's fiscal third quarter, and up 10 percent over the $87.2 million reported in this fiscal year's second quarter.

Net earnings for the third fiscal quarter were $5.2 million, as compared to $10.8 million in the third quarter last year, and rose fivefold over the $1.1 million or $0.01 per ordinary share in the second fiscal quarter, excluding the one-time charges associated with the acquisition of INTERSOLV by MERANT in September 1998. Diluted earnings per ordinary share for the third quarter this year were $0.04 compared with $0.07 last year, and diluted earnings per American Depositary Share (ADS) were $0.18 this year compared with last year's $0.37.

MERANT president and CEO Gary Greenfield said, "With the third quarter performance, we are beginning to see the positive results of strategic steps we have taken over the past several months to realign and combine the technology, distribution and service strengths of the merged organizations of Micro Focus and INTERSOLV. Those activities were highlighted earlier this month with the announcement of our name change to MERANT. As a combined company, we are now expanding our leadership in the Enterprise Application Development market."

 "Our overall revenue performance for the quarter was in line with expectations. International operations were strong across all product lines in the third quarter, but sales in North America remained at approximately the same level as the prior quarter," Mr. Greenfield said. "We see signs that the strong economy is eliminating delays in purchasing by financial institutions that we experienced earlier in our fiscal year. In addition, our transformation business activities are expanding well beyond the Y2k requirements to meet current customer needs including ongoing euro conversions, Web enablement of legacy systems and enterprise wide solutions."

Commenting on the Company's financial position, Ken Sexton, chief financial officer, said, "We are pleased that at the end of the third quarter we reported $119 million in cash and cash equivalents which is $4.14 per American Depositary Share (ADS). Our operations continue to generate cash, offsetting most of the merger-related expenditures."

"MERANT will continue to focus on its core market activities and to invest in products, people and processes on which our customers depend," said Mr. Greenfield. "At the same time, the Company will also leverage new technology, new standards and new processes to make our customers more successful and competitive in the future. These strategic initiatives and important operational changes that we are implementing place MERANT on a strong course to take advantage of the rapidly evolving electronic economy."

"We believe the strategic refocus of the Company on core business solutions and the addition of exciting new product releases during the last several months will continue to fuel the growth of our international business and revitalize the North American market in the year ahead," Mr. Greenfield said.

MERANT is a market leader with innovative technology in three key areas of Enterprise Application Development: creating and transforming enterprise applications; application development management; and enterprise data connectivity. "MERANT has the ability to help customers deliver enterprise applications that accelerate their business and transform their enterprise through our one stop for solutions," Mr. Greenfield said.

With industry-standard products and services, MERANT's solutions include:

* Application Creation and Transformation to help customers develop, extend and integrate enterprise applications with Micro Focus(R) products,

* Application Development Management to help customers reduce risk within the development life cycle and accelerate development of quality software using PVCS(R) products,

* Enterprise Data Connectivity to help speed the delivery of critical business information through flexible and reliable data access middle ware with DataDirect(R) products and,

* Enterprise Solutions providing a broad spectrum of enterprise application development services with MERANT Consulting.

Recent examples of the breadth and depth of MERANT's innovative technology and application solutions include DataDirect technology, which now drives E-business on Infoseek's GO Network; Net Express 3.0(TM), a ground-breaking development environment for E-COBOL applications that extends core business processes written in COBOL to the Web and other distributed computing platforms; and PVCS Dimensions Replicator(TM), a leading distributed development system for facilitating software development processes in decentralized and distributed team environments.

ABOUT MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites -- including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com.

                      (Tables and Supplemental Data Follow)

US GAAP Results
----------------
The acquisition of INTERSOLV completed in September 1998 was accounted for as a pooling-of-interests under U.S. generally accepted accounting principles (GAAP). Accordingly, all U.S. financial data presented herein, including the results announced above, include the results of INTERSOLV.

MERANT also previously reported that it has elected to change its fiscal year end and accounting reference date to April 30 from January 31. Consequently, the Company is today reporting under US GAAP results for the first nine months of the fiscal year beginning May 1, 1998 and ending April 30, 1999. Revenue for the nine month period increased 2% to $278.2 million from $272.0 million for the comparable nine-month period ended January 31, 1998. Excluding one-time charges, net income for the nine months was $13.6 million compared with $21.6 million for the comparable period of fiscal 1998 and diluted earnings per ADS were $0.47 compared with $0.75 in the comparable prior-year period. Diluted earnings per ordinary share were $0.09 per share compared with $0.15 for the comparable prior year period.

Summary financial results are as follows:

US Dollars, US GAAP                                 Three months ended             Nine months ended
(excluding one-time charges)                            January  31                    January 31
                                                     1999          1998           1999           1998
                                                     ----          ----           ----           ----
Net revenue                                         $95.7m        $100.9m        $278.2m        $272.0m
Net income                                          $ 5.2m        $ 10.8m        $ 13.6m        $ 21.6m
EPS : Basic                                         $0.04          $0.08          $0.09          $0.16
      Diluted                                       $0.04          $0.07          $0.09          $0.15
      Diluted ADS equivalent                        $0.18          $0.37          $0.47          $0.75

Basis of  presentation:  under  US  GAAP,  the  INTERSOLV  acquisition  has been accounted for as a  pooling-
of-interests,  and accordingly all periods presented in US format disclose the combined results of Micro Focus and INTERSOLV


UK GAAP Results
----------------
In accordance with UK GAAP, the INTERSOLV transaction has been accounted for as an acquisition. Accordingly, the UK format results incorporate the results of INTERSOLV from September 24, 1998, the date of the completion of its acquisition. Goodwill arising from the acquisition, which totaled GBP 140.1 million, will be charged against income over a four-year term. Net revenue for the quarter increased 89% to GBP 57.3 million, from GBP 30.3 million for the quarter ended January 31, 1998.

The results of the quarter include a pre-tax charge for amortization of GBP 8.8 million against goodwill arising from the acquisition. Excluding that charge, profit after taxation was GBP 3.2 million compared with GBP 4.3 million in the prior year period and diluted earnings per ordinary share were 2.3 pence compared with 5.4 pence. Including the effect of those charges, loss after taxation was GBP 5.5 million and loss per share was 3.9 pence compared to a profit after taxation of GBP 4.2 million and earnings per share of 5.4 pence for the corresponding prior year period.

Pursuant to the change in the Company's fiscal year-end and accounting reference date, the UK format financial statements will report the results for the fifteen-month period ending April 30, 1999. Net revenue for the twelve months ended January 31, 1999 increased 61% to GBP 156.1 million from GBP 97.0 million for the comparable prior year period. Profit after taxation, excluding the non-recurring charges and amortization of goodwill associated with the INTERSOLV acquisition, increased by 26% to GBP 13.0 million from GBP 10.4 million for the comparable prior year period; and diluted earnings per share were 12.7 pence for the twelve-month period compared with 13.3 pence for the comparable prior year period.

GB Pounds, UK GAAP                                     Three months ended                   Twelve Months ended
                                                           January 31                            January 31
                                                    1999              1998                 1999               1998
                                                    ----              ----                 ----               ----
Revenue                                            GBP 57.3m          GBP 30.3m           GBP 156.1m         GBP 97.0m
Profit before taxation, merger costs and           GBP  5.1m          GBP  6.3m           GBP  19.8m         GBP 15.2m
   amortization of goodwill
(Loss) profit before taxation & merger costs       (GBP 3.7m)         GBP  6.3m           GBP  7.4m          GBP 15.2m
(Loss) profit after taxation, before merger costs  (GBP 5.5m)         GBP  4.3m           GBP  0.6m          GBP 10.4m
(Loss) profit after taxation & merger costs        (GBP 5.5m)         GBP  4.3m           (GBP 7.6m)         GBP 10.4m
EPS:   Basic                                       (3.9p)             5.6p                (7.3p)                 14.0p
       Diluted                                     (3.9p)             5.4p                (7.3p)                 13.3p

Basis of presentation: under UK GAAP, the INTERSOLV transaction has been accounted for as an acquisition, and accordingly the UK format results include the results of INTERSOLV from September 24, 1998, the date of  its acquisition

Micro Focus is a registered trademark, and MERANT is a trademark, of MERANT International Limited. INTERSOLV, DataDirect and PVCS are registered trademarks of MERANT Solutions Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. Prior year figures are based on the audited Financial statements of the Company for the year ended January 31, 1998, which have been filed with the UK Registrar of companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1998 were unqualified. Copies of the Company's second Interim Report, which incorporates the results included in this announcement, will be distributed to all shareholders in March 1999.

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, MERANT commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to MERANT's offices in Mountain View and Newbury.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of the Company to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter the Company's markets. Further information on potential factors which could affect the Company's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998 and October 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.

MERANT PLC  -  QUARTER ENDED JANUARY 31, 1999
CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT

(in thousands of U.S. dollars, except share, per share and ADS data)
(unaudited)

                                                                           Three        Three        Nine         Nine
                                                                          months       months      months       months
                                                                           ended        ended       ended        ended
                                                                      January 31   January 31  January 31   January 31
                                                                            1999         1998        1999         1998
----------------------------------------------------------------------------------------------------------------------
Net revenue
       Product revenue                                                    $48,587     $56,441    $142,191    $149,833
       Maintenance revenue                                                 25,363      22,692      75,074      63,811
       Service revenue                                                     21,767      21,756      60,886      58,394
Total net revenue                                                          95,717     100,889     278,151     272,038
----------------------------------------------------------------------------------------------------------------------
Cost of revenue
       Cost of product revenue                                              4,269       4,519       9,973      10,294
       Cost of maintenance revenue                                          5,904       5,212      18,534      15,459
       Cost of service revenue                                             17,725      16,977      51,558      46,900
Total cost of revenue                                                      27,898      26,708      80,065      72,653
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                               67,819      74,181     198,086     199,385
----------------------------------------------------------------------------------------------------------------------
Operating expenses
       Research and development                                            15,147      14,972      45,876      45,628
       Sales and marketing                                                 36,281      35,073     110,079     101,764
       General and administrative                                          10,287       9,177      26,271      22,412
       One time charges                                                         -           -      49,662         176
Total operating expenses                                                   61,715      59,222     231,888     169,980
----------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                               6,104      14,959    (33,802)      29,405
Interest income, net                                                        1,908       1,066       4,938       2,897
Income (loss) before income taxes                                           8,012      16,025    (28,864)      32,302
Income taxes                                                              (2,800)     (5,266)       (998)    (10,681)
Net income (loss)                                                          $5,212     $10,759   $(29,862)     $21,621
----------------------------------------------------------------------------------------------------------------------

Net (loss) income per share: basic                                          $0.04       $0.08     ($0.21)       $0.16
Net (loss) income per ADS: basic                                            $0.18       $0.39     ($1.04)       $0.79
----------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net (loss) income per share (thousands)    143,669     137,823     143,310     137,035
Shares used in computing basic net (loss) income per ADS (thousands)       28,734      27,565      28,662      27,407
----------------------------------------------------------------------------------------------------------------------

Net income per share: diluted                                               $0.04       $0.07     ($0.21)       $0.15
Net income per ADS: diluted                                                 $0.18       $0.37     ($1.04)       $0.75
----------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income per share (thousands)         143,726     145,618     143,310     144,149
Shares used in computing diluted net income per ADS (thousands)            28,745      29,124      28,662      28,830
----------------------------------------------------------------------------------------------------------------------

Excluding one time charges:
Income before income taxes                                                  8,012      16,025      20,798      32,302
Net income                                                                  5,212      10,759      13,564      21,621
Net income per ADS: diluted                                                 $0.18       $0.37       $0.47       $0.75
----------------------------------------------------------------------------------------------------------------------

Note: Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of close of business on March 13, 1998.  Each American Depository
Share ("ADS") represents five ordinary shares.

MERANT PLC  -  QUARTER ENDED JANUARY 31, 1999
CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT

(in thousands of U.S. dollars)

                                                                                              January 31,   April 30,
                                                                                                 1999          1998
                                                                                              (Unaudited)   (Unaudited)
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
       Cash and cash equivalents                                                                  $82,588     $82,256
       Short-term investments                                                                      36,376      36,316
       Accounts receivable, net                                                                   112,220     110,571
       Inventories                                                                                  1,975       1,038
       Prepaid expenses and other assets                                                           11,425       9,977
Total current assets                                                                              244,584     240,158
Fixed assets:
       Property, plant and equipment, net                                                          47,354      51,071
       Goodwill, net                                                                                8,723       6,983
       Software product assets, net                                                                17,242      25,738
       Other assets                                                                                 7,670       9,124
Total assets                                                                                     $325,573    $333,074
----------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
       Bank loans                                                                                  $4,546      $5,126
       Accounts payable                                                                            11,539      15,781
       Accrued employee compensation                                                               22,262      30,675
       Income taxes payable                                                                        12,067      13,116
       Deferred revenue                                                                            67,601      59,117
       Other current liabilities                                                                   35,593      22,112
Total current liabilities                                                                         153,608     145,927
Long-term debt and other liabilities                                                                    4         650
Deferred income taxes                                                                              15,002      14,423
Total liabilities                                                                                $168,614    $161,000
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
       Ordinary shares                                                                              4,799      4,640
       Additional paid-in capital and other reserves                                              154,726    151,802
       Unrealised gain on available-for-sale securities, net of tax                                    85         44
       Treasury stock                                                                             (7,435)    (7,769)
       Retained earnings                                                                            7,519     32,045
       Currency translation adjustment                                                            (2,735)    (8,688)
Total shareholders' equity                                                                       $156,959   $172,074
----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                       $325,573    $333,074
----------------------------------------------------------------------------------------------------------------------

Note:  Pursuant to U.S.  GAAP,  balance sheet  information  at April 30, 1998 is restated  to include  the  balance sheet of MERANT as of January  31,  1998 and INTERSOLV as of April 30, 1998.


MERANT PLC  -  QUARTER ENDED JANUARY 31, 1999
CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT


                                                                            Three       Three      Twelve      Twelve
                                                                           months      months      months      months
                                                                            ended       ended       ended       ended
                                                                       January 31  January 31  January 31  January 31
                                                                             1999        1998        1999        1998
                                                                      (unaudited)  (unaudited) (unaudited)
                                                                          GBP'000      GBP'000     GBP'000    GBP'000
----------------------------------------------------------------------------------------------------------------------
Revenue
       Product revenue                                                     29,118      20,174      86,739      60,480
       Maintenance revenue                                                 15,189       8,123      41,771      28,233
       Service revenue                                                     13,034       2,003      27,611       8,302
Total revenue                                                              57,341      30,300     156,121      97,015
----------------------------------------------------------------------------------------------------------------------
Cost of revenue
       Cost of product revenue                                              2,555       2,253       6,634       6,990
       Cost of maintenance revenue                                          3,537       1,935      13,345       6,984
       Cost of service revenue                                             10,614       2,723      19,045       8,861
Total cost of revenue                                                      16,706       6,911      39,024      22,835
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                               40,635      23,389     117,097      74,180
----------------------------------------------------------------------------------------------------------------------
Operating expenses
       Research and development                                             9,076       5,182      25,689      19,679
       Sales and marketing                                                 21,728      10,508      60,980      35,289
       General and administrative                                           5,883       2,162      14,085       6,476
       Amortisation of goodwill on Intersolv acquisition                    8,754                  12,399
Total operating expenses                                                   45,441      17,852     113,153      61,444
----------------------------------------------------------------------------------------------------------------------
Operating (loss) profit                                                   (4,806)       5,537       3,944      12,736
Exceptional items                                                                                 (11,831)
(Loss)/profit before interest and taxation                                (4,806)       5,537      (7,887)      12,736
Interest income, net                                                        1,142         669        3,428       2,481
(Loss)/profit before taxation                                             (3,664)       6,206      (4,459)      15,217
Taxation charge                                                           (1,849)     (1,953)      (3,093)     (4,791)
(Loss)/profit for the period after taxation                               (5,513)       4,253      (7,552)      10,426
----------------------------------------------------------------------------------------------------------------------
(Loss)/earnings per share: basic                                           (3.9p)        5.6p      (7.3p)       14.0p
(Loss)/earnings per share: diluted                                         (3.9p)        5.4p      (7.3p)       13.3p
----------------------------------------------------------------------------------------------------------------------
Number of shares: basic                                                   139,859      75,401     103,214      74,626
Number of shares: diluted                                                 139,859      79,426     103,214      78,526
----------------------------------------------------------------------------------------------------------------------

Note:  Shares and  per-share  data for all periods  presented  above reflect the 5-for-1 stock split of the Company's ordinary shares,  which was effective as of close of business on March 13, 1998.


MERANT PLC  -  QUARTER ENDED JANUARY 31, 1999
CONSOLIDATED BALANCE SHEET  -  IN U.K. FORMAT

                                                                                              Jannary 31   January 31
                                                                                                    1999         1998
                                                                                             (Unaudited)
                                                                                                 GBP'000      GBP'000
----------------------------------------------------------------------------------------------------------------------
Fixed assets:
       Intangible fixed assets                                                                    141,603      12,394
       Tangible fixed assets                                                                       28,704      23,836
       Investment                                                                                   4,425       4,886
Total fixed assets                                                                                174,732      41,116
----------------------------------------------------------------------------------------------------------------------
Current assets:
       Stock                                                                                        1,197         317
       Trade debtors                                                                               70,405      29,145
       Other debtors and prepaid expenses                                                           9,119       1,728
       Cash and bank deposits                                                                      72,100      51,518
Total current assets                                                                              152,821      82,708
Creditors: amounts falling due within one year
       Bank loans and overdrafts                                                                    2,755       1,007
       Trade creditors                                                                              6,994       4,241
       Accrued employee compensation                                                               13,493       7,481
       Current corporation tax                                                                      6,929       6,428
       Accrued expenses and other current liabilities                                              21,105       7,326
       Deferred revenue                                                                            40,969      20,030
Total current liabilities                                                                          92,245      46,513
----------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                 60,576      36,195
----------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                             235,308      77,311
Creditors: amounts falling due after more than one year                                                 4          12
Provision for liabilities and charges: deferred taxation                                            9,093       6,407
Net assets                                                                                        226,211      70,892
----------------------------------------------------------------------------------------------------------------------
Capital and reserves
       Called up share capital                                                                      2,873       1,588
       Share premium account and other reserves                                                   192,387      30,196
       Profit and loss account                                                                     30,951      39,108
Total shareholders' equity                                                                        226,211      70,892
----------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  February 23, 1999            By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer